SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nutrition 21, Inc.

(Name of Issuer)

Common Stock, $0.005 PAR VALUE

(Title of Class of Securities)

00163N 10 2

(CUSIP Number)

David A. Holmes

265 Harrison Avenue,

Kearny, NJ 07032

(201) 246-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163N 10 2

(1)	Names of Reporting Persons David A. Holmes

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 15,000,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 15,000,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 14.4%(1)

(14)	Type of Reporting Person (See Instructions) IN

(1) The ownership percentage of the Reporting Person is based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010 and (ii) 7,716,049 shares of Common Stock issued by the Issuer to Midsummer Investments, Ltd. on July 1, 2010, based upon Schedule 13-G filed by Midsummer Investments, Ltd. with the Securities and Exchange Commission on August 2, 2010.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13-D (“Amendment No.1”) is being filed by the undersigned to amend the Schedule 13-D filed by the Reporting Person on August 9, 2010 (the “Schedule 13-D”), with respect to the common stock, par value $0.005 (“Common Stock”) of Nutrition 21, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4 Manhattanville Road, Purchase, NY 10577.

Item 2.	Identity and Background.
No material change.

Item 3.	Source and Amount of Funds or Other Consideration.
No material change.

Item 4.	Purpose of Transaction.
No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13-D is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing such items with the following:

(a,b)

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 15,000,000 shares of Common Stock, constituting 14.4% of the shares of Common Stock outstanding of the Issuer, based on 103,941,569 issued and outstanding shares of Common Stock as of July 1, 2010, which number of issued and outstanding shares of Common Stock is the sum of (i) 96,225,520 issued and outstanding shares of Common Stock as of June 7, 2010, as reported in the Issuer’s Schedule 14A that was filed with the Securities and Exchange Commission on June 9, 2010, and (ii) 7,716,049 shares of Common Stock issued by the Issuer to Midsummer Investments, Ltd. on July 1, 2010, based upon Schedule 13-G filed by Midsummer Investments, Ltd. with the Securities and Exchange Commission on August 2, 2010.

Reporting Person has sole power to vote or direct the vote of 15,000,000 shares of Common Stock, and has sole power to dispose or direct the disposition of 15,000,000 shares of Common Stock.

(c) The trading dates, number of shares of Common Stock purchased and price per share for all transactions in the Common Stock by the Reporting Person after the date on which the Schedule 13-D was filed are set forth below:

Date of Transaction	Number of Shares Purchased	Price per Share

August 10, 2010	157,715	$0.0210
August 11, 2010	4,700	$0.0220
August 11, 2010	42,200	$0.0229
August 11, 2010	119,900	$0.0242
August 11, 2010	13,850	$0.0292
August 11, 2010	344,785	$0.0300
August 11, 2010	129,000	$0.0314
August 11, 2010	30,000	$0.0317
August 11, 2010	100,000	$0.0320
August 11, 2010	222,000	$0.0329
August 11, 2010	830,021	$0.0330
August 11, 2010	29	$0.0340
August 12, 2010	137,400	$0.0416
August 12, 2010	652,839	$0.0450
August 12, 2010	200,900	$0.0472
August 12, 2010	1,183,961	$0.0490
August 12, 2010	97,477	$0.0499
August 12, 2010	1,040,520	$0.0550
August 12, 2010	58,000	$0.0590
August 12, 2010	20,000	$0.0599
August 12, 2010	656,703	$0.0600
August 13, 2010	26,500	$0.0560
August 13, 2010	8,200	$0.0550
August 13, 2010	70,000	$0.0510
August 13, 2010	19,335	$0.0505
August 13, 2010	140,000	$0.0445
August 13, 2010	165,000	$0.0430
August 13, 2010	41,000	$0.0490
August 13, 2010	18,100	$0.0494
August 13, 2010	450,000	$0.0500
August 13, 2010	164,665	$0.0495
August 13, 2010	24,500	$0.0494

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 00163N102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

August 13, 2010
/s/ David A. Holmes
Name: David A. Holmes

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).